Filed by RightCHOICE Managed Care, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company:  RightCHOICE Managed Care, Inc.
                                    Commission File No. 333-34750



For Further Information
Kevin Aandahl     314-923-6268
Deb Wiethop       314-923-4767

 RightCHOICE Reports Third Quarter Earnings of 50 Cents Per Share
    Strong Enrollment and Operating Efficiency Drive Results;
    Company Looks Forward to November 28 Shareholder Vote on
                         Reorganization

ST. LOUIS, OCTOBER 26, 2000 - RightCHOICE Managed Care, Inc. (NYSE:RIT) today reported third quarter net income of $9.5 million, or 50 cents diluted earnings per share, compared with net income of $4.0 million, or 21 cents diluted earnings per share, in the third quarter of 1999. For the nine months ended September 30, 2000, net income was $25.5 million or $1.34 diluted earnings per share compared to $12.6 million or 67 cents diluted earnings per share for the comparable period of 1999.

Strong enrollment growth in both the Alliance underwritten and the HealthLink self-funded business led to an 18 percent increase in third quarter revenues in 2000 compared to 1999. Total membership increased to 2.5 million members at September 30, 2000, a 13 percent increase over the same period in 1999. Underwritten membership increased to more than 496,000, an 8 percent increase, and self-funded membership increased to 2.0 million, a 14 percent increase, over September 30, 1999.

The general and administrative (G&A) expense ratio improved to
18.0 percent in the third quarter of 2000 compared with 20.0 percent for the same period last year, primarily as a result of controlled spending coupled with strong enrollment and revenue growth.

"This sustained financial performance demonstrates that excellent service for our members and improving the operating performance of the company are compatible goals," stated John O'Rourke, chairman, president and chief executive officer of RightCHOICE. "We believe that our enrollment growth reflects our enhanced product offerings and high quality service, and that our financial health and operating efficiency directly benefit our members."

For the three months ended September 30, 2000, compared with the same period in 1999, RightCHOICE reported:
*    Revenues were $241.4 million compared with $204.5 million.
* Operating income increased 146 percent to $12.8 million, compared to $5.2 million.
* Earnings before interest expense, taxes, depreciation and amortization increased 65 percent to $21.2 million compared with $12.9 million.
* The medical margin per member per month (PMPM) increased 12 percent to $27.62 PMPM from $24.62 PMPM.
* The medical loss ratio (MLR) decreased to 81.2 percent compared with 81.6 percent.
* Cash flow from operations increased 6 percent to $9.2 million compared with $8.7 million.

For the nine months ended September 30, 2000, compared with same period of 1999, RightCHOICE reported:
* Revenues increased 15 percent to $694.0 million, compared with $603.7 million.
* Operating income increased 125 percent to $32.4 million, compared to $14.4 million.
* Earnings before interest expense, taxes, depreciation and amortization were $58.5 million compared with $37.2 million.
* The medical margin per member per month (PMPM) increased 14 percent to $26.89 PMPM from $23.58 PMPM.
* The medical loss ratio (MLR) improved to 81.2 percent, compared with 82.0 percent, and the general and administrative (G&A) expense ratio improved to 18.8 percent compared with 20.2 percent.
* Cash flow from operations was $27.3 million compared with $7.8 million.

"Effective execution of our business plan delivered these strong results," O'Rourke stated. "We've created more opportunity to deliver greater value and choice to our members, such as the continued recognition of our BlueCard PPO nationwide network and the introduction of our AlliancePreferred(SM) program."

Starting January 1, 2001, RightCHOICE will roll out the AlliancePreferred program that allows members in metropolitan St. Louis to access benefits offered in the company's popular AllianceChoice(SM) program but with different networks. The AlliancePreferred program will be comparably priced with the AllianceChoice program and its network includes the SSM Health System and Tenet St. Louis hospitals. The AllianceChoice network includes Unity and BJC hospitals.

"We also believe that our value-driven approach is reflected in the best practice awards RightCHOICE has received from our national association," O'Rourke said.

RightCHOICE recently received two Blue Cross and Blue Shield Association awards, for both its TakeCharge(SM) asthma program and its leadership in establishing the St. Louis Diabetes Coalition. The awards were presented October 16 in two of four categories in the Association's Innovations and Best Practices in Medical and Pharmacy Management national awards program.

RightCHOICE has expanded its Physician Group Partners Program contract with a cardiology group and an orthopedic group for the specialist model of the program effective October 1, 2000. Designed for the PPO and POS programs, initial specialties in addition to cardiology and orthopedics will include internal medicine/family practice, pediatrics, OB/GYN and general surgery. Like the current program for the HMO physicians, the program will include patient satisfaction and quality measurements.

Outlook
RightCHOICE anticipates that it will end the year with fourth quarter earnings of 48 cents to 52 cents per diluted share on a stand-alone basis.

RightCHOICE added approximately 4,000 net new underwritten members as of October 1, 2000. On December 31, 2000, membership will decrease by the previously announced exit of approximately 41,000 HMO members of the Missouri Consolidated Health Care Plan, which has been very unprofitable, and another 3,500 members of the Medicare risk HMO product. Excluding these reductions, effective January 1, 2001, RightCHOICE expects to add 10,000 net new underwritten members.

Following the special shareholders' meeting on November 28, 2000, the company plans to provide published outlook information to reflect the combination of RightCHOICE with Blue Cross and Blue
Shield of Missouri.

The owners of at least a majority of the outstanding shares of class A common stock must vote in favor of the reorganization for its approval. Shares owned by Blue Cross and Blue Shield of Missouri and by any executive officer or director of Blue Cross and Blue Shield of Missouri or RightCHOICE will be excluded from that vote. Shareholders who do not vote are effectively voting against the reorganization.

On October 4, RightCHOICE announced that the Securities and Exchange Commission declared effective the Registration Statement on Form S-4 that relates to the proposed settlement with the State of Missouri and its related reorganization. If shareholder approval and other conditions to closing are met, the closing could occur as soon as November 30, 2000, although the reorganization agreement provides that the closing occur on or before December 31, 2000.

A number of significant conditions must be satisfied before the settlement is completed; in addition to receipt of approval of the reorganization from the company's shareholders at the special shareholders' meeting, the parties also have sought a private letter ruling from the IRS and final approval of the reorganization from both the Blue Cross and Blue Shield Association and the Missouri Department of Insurance. The reorganization is also conditioned upon the receipt of legal opinions from counsel to the various parties.

In addition, there remains pending a case regarding the status of Blue Cross and Blue Shield of Missouri that could affect the closing of the reorganization. The case relates to whether Blue Cross and Blue Shield of Missouri is a public benefit or a mutual benefit company. Actions in that case could have an effect on the timing of the closing of the reorganization.

Blue Cross and Blue Shield of Missouri and its for-profit subsidiary, RightCHOICE Managed Care, Inc., are the largest providers of health care benefits in Missouri in terms of members. HealthLink provides network rental, administrative services, workers' compensation and other non-underwritten health benefit programs in Missouri and six neighboring states.

Caution Concerning Forward-Looking Statements
This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations described above. Investors should not view these forward-looking statements as guarantees of future performance. The risks and uncertainties that could cause actual results to differ materially are detailed in the company's filings with the Securities and Exchange Commission, including its most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Important Information about Proposed Reorganization
RightCHOICE Managed Care, Inc., a Delaware corporation, referred to below as New RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to below as RightCHOICE, has filed with the Securities and Exchange Commission a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction referred to above. You are urged to read the definitive proxy statement/prospectus and other documents because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by New RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to: RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail:investors@ritusa.com. RightCHOICE and its respective officers, directors, employees and agents may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the reorganization transaction. Information concerning the participants in the solicitation is set forth in the definitive proxy statement/prospectus.


Live Webcast of Conference Call
A live webcast of RightCHOICE's third quarter earnings conference call will be available at www.ritusa.com starting at 2 p.m.
Central Standard Time, on Thursday, October 26, 2000.

Financial tables follow:

RightCHOICE Managed Care, Inc.
Consolidated Financial and Operating Results
(Unaudited; amounts in thousands except shares, per share and operating data)

THREE MONTHS ENDED
SEPTEMBER 30,                          2000         1999
Premium revenues:
   Alliance PPO                  $   70,731   $   53,453
   AllianceChoice POS                50,715       42,310
   HMO (includes other POS)          55,718       51,814
   Medicare supplement               22,049       22,915
   Managed indemnity                    653          955
   Other specialty services          17,060       12,051
Total premium revenues              216,926      183,498
Fees and other income                24,489       21,005
   Total revenues                   241,415      204,503
Operating expenses:
   Health care services             176,041      149,777
   Commissions                        9,183        8,525
   General and administrative        38,942       36,587
   Depreciation and amortization      4,440        4,405
Total operating expenses            228,606      199,294
Operating income                     12,809        5,209
Investment income, net:
   Interest and dividends             3,736        3,139
   Realized losses, net               (127)         (63)
Total investment income, net          3,609        3,076
Interest expense                      (923)      (1,414)
Other income, net                      353           198
Income tax expense                    6,301        3,064
Net income                       $    9,547    $   4,005
Basic earnings per share         $     0.51    $    0.21
Diluted earnings per share       $     0.50    $    0.21
Weighted average common shares   18,674,000   18,673,000

BALANCE SHEET DATA:
Cash and investments             $  264,966    $ 232,229
Total assets                     $  544,532    $ 513,409
Medical claims payable           $  126,615    $ 116,445
Debt                             $   28,063    $  36,063
Shareholders' equity             $  184,778    $ 153,774
Book value per share*            $     9.89    $    8.24
Tangible book value per share*   $     6.33    $    4.36
*Based on common shares outstanding

OPERATING DATA:
Membership at end of period
   Underwritten:
      Alliance PPO                  178,155        145,826
      AllianceChoice POS            138,928        126,997
      HMO (includes other POS)      127,722        130,526
      Medicare supplement            49,888         54,187
      Managed indemnity               1,505          1,965
     Subtotal underwritten          496,198        459,501
   Self-funded:
      PPO                            47,699         45,718
      HMO                             7,723          7,173
      ASO (includes HealthLink):
       Workers' Compensation        723,771        497,055
       Other ASO                  1,249,944      1,225,234
      Subtotal self-funded        2,029,137      1,775,180
      Total                       2,525,335      2,234,681

Medical loss ratio                    81.2%          81.6%
G&A ratio                             18.0%          20.0%
Adjusted G&A ratio (excluding
   depreciation and amortization)     16.1%          17.9%


NOTE: Health care services expense includes credit for amortization of the provision for losses on a single contract.

RightCHOICE Managed Care, Inc.
Consolidated Financial and Operating Results
(Unaudited; amounts in thousands except shares, per share and operating data)

NINE MONTHS ENDED
SEPTEMBER 30,                          2000        1999
Premium revenues:
   Alliance PPO                   $ 193,070     $  154,500
   AllianceChoice POS               145,380        123,380
   HMO (includes other POS)         166,369        156,207
   Medicare supplement               67,302         69,778
   Managed indemnity                  1,757          2,806
   Other specialty services          47,258         34,319
Total premium revenues              621,136        540,990
Fees and other income                72,865         62,737
   Total revenues                   694,001        603,727
Operating expenses:
   Health care services             504,452        443,762
   Commissions                       27,011         23,892
   General and administrative       116,933        108,927
   Depreciation and amortization     13,232         12,788
Total operating expenses            661,628        589,369
Operating income                     32,373         14,358
Investment income, net:
   Interest and dividends            10,640          9,850
   Realized gains (losses), net         938          (512)
Total investment income, net         11,578          9,338
Interest expense                    (2,901)        (3,423)
Other income, net                     1,301            754
Income tax expense                   16,838          8,438
Net income                        $  25,513      $  12,589
Basic earnings per share          $    1.37      $    0.67
Diluted earnings per share        $    1.34      $    0.67
Weighted average common shares   18,673,000     18,673,000


OPERATING DATA:
Medical loss ratio                    81.2%          82.0%
G&A ratio                             18.8%          20.2%
Adjusted G&A ratio (excluding
   depreciation and amortization)     16.8%          18.0%



NOTE: Health care services expense includes credit for amortization of the provision for losses on a single contract.